Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor				May 18, 2007 to December 31, 2007	Predecessor
	Year ended December 31, 2011					January 1, 2007 to May 17, 2007
	2011	2010	2009	2008 (1)
	$	$	$	$	$	$
Computation of earnings:
Income before income taxes	186.3	101.9	160.0	(107.0)	13.3	27.9
Less: Equity in net income of investments in affiliates	—	—	(0.6)	(7.7)	(7.3)	(4.3)
Plus: fixed charges	23.5	32.7	54.4	88.9	65.8	6.5
Less: capitalized interest	(0.9)	(0.4)	—	—	—	—
Earnings	208.9	134.2	213.8	(25.8)	71.8	30.1
Computation of fixed charges
Interest expense, net	21.5	31.1	53.5	88	65.0	6.2
Capitalized interest	0.9	0.4	—	—	—	—
Interest portion of operating lease expense	1.1	1.2	0.9	0.9	0.8	0.3
Fixed charges	23.5	32.7	54.4	88.9	65.8	6.5
Ratio of earnings to fixed charges	8.9	4.1	3.9	—	1.1	4.6

(1) Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $114.7 million.